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02019944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 1 2002 143

SEC FILE NUMBER
8- 49062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Capital Solutions, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Eastern Boulevard, Suite 350
(No. and Street)

Montgomery	AL	36116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey Clark (334) 272-1192
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name — *if individual, state last, first, middle name*)

200 Commerce Street	Montgomery	AL	36104
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Welch, Jr., swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c First Capital Solutions, LLC, as c December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the compar nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

N/A

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL SOLUTIONS, LLC
FINANCIAL STATEMENTS PURSUANT
TO SECTION 17 OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED BY THE
SECURITIES ACTS AMENDMENTS OF 1975
AND RULE 17A-5 THEREUNDER AS OF
DECEMBER 31, 2001

FIRST CAPITAL SOLUTIONS, LLC
MONTGOMERY, ALABAMA

INDEX

MONTGOMERY, ALABAMA

Dothan

Greenville

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT

To the Members
First Capital Solutions, LLC
Montgomery, Alabama

We have audited the accompanying statement of financial condition of First Capital Solutions, LLC, as of December 31, 2001, and the related statements of income, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Solutions, LLC, as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
January 28, 2002

FIRST CAPITAL SOLUTIONS, LLC
MONTGOMERY, ALABAMA

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

	ALLOWABLE	NONALLOWABLE	TOTAL
Cash	$ 9,603		$ 9,603

LIABILITIES AND MEMBERS' CAPITAL

	A.I. LIABILITIES	NON A.I. LIABILITIES	TOTAL
Liabilities	$ -	$ -	$ -
Capital			61,138
Retained earnings			(51,535)
Members' capital			9,603
Total liabilities and members' capital	$ -	$ -	$ 9,603

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SOLUTIONS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Members' capital at beginning of year	$ 9,389
Contributions	9,143
Net loss	(8,929)
Members' capital at end of year	$ 9,603

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Operations - The Company was formed to perform various financial services as an introducing broker-dealer. The Company will provide these services primarily in central and southeastern Alabama. The Company was formed January 17, 1996.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income taxes - No provision has been made in these financial statements for income taxes. The income or loss of the Company is to be included in the tax returns of the members. Each member is provided separate specific amounts to be included in the computation of the members' income tax liability.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company has net capital and net capital requirements of $9,603 and $5,000, respectively, at December 31, 2001. The Company's percentage of aggregate indebtedness to net capital was -0-% at December 31, 2001. First Capital Solutions, LLC, is in compliance with the net capital rules, which effectively restrict the payment of capital distributions.

FIRST CAPITAL SOLUTIONS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2001

Total ownership equity from statement of financial condition	$ 9,603
Total nonallowable assets from statement of financial condition	-
Net capital	$ 9,603
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ -
Total aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0%
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of A.I.)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 4,603
Excess net capital at 1000%	$ 9,603
Reconciliation with Company's computation	
(included in Part II of Form X-17A-5 as of December 31, 2001)	
Net capital as reported in Company's Part II	
(unaudited) Focus report	$ 9,603
Net capital per above	$ 9,603

FIRST CAPITAL SOLUTIONS, LLC
MONTGOMERY, ALABAMA
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5
DECEMBER 31, 2001

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan
Greenville
Prattville
Wetumpka

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
First Capital Solutions, LLC
Montgomery, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of First Capital Solutions, LLC, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of First Capital Solutions, LLC for the year ended December 31, 2001, and this report does not affect our report thereon dated January 28, 2002. Due to the size of the Company, there is an absence of an appropriate segregation of duties consistent with appropriate control objectives.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
January 28, 2002